# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Real Brokerage Inc, CIK 0001862461
CUSIP: 75585H206
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-22-000208
Filed by CIK 0001792449

## Reporting persons
- Insight Partners (Cayman) XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,472,749; sole dispositive power 0; shared dispositive power 3,472,749; aggregate amount beneficially owned 3,472,749 (1.6% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Partners (Delaware) XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 443,410; sole dispositive power 0; shared dispositive power 443,410; aggregate amount beneficially owned 443,410 (0.2% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Partners (EU) XI, S.C.Sp.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 411,895; sole dispositive power 0; shared dispositive power 411,895; aggregate amount beneficially owned 411,895 (0.2% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Partners XI (Co-Investors) (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 72,754; sole dispositive power 0; shared dispositive power 72,754; aggregate amount beneficially owned 72,754 (0% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Partners XI (Co-Investors), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 52,783; sole dispositive power 0; shared dispositive power 52,783; aggregate amount beneficially owned 52,783 (0% of the class)
  Comment: The percentage in Row (11) is based upon approximately 208,121,000 Common Shares of the Issuer outstanding as of June 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on August 7, 2025.
- Insight Partners XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,169,870; sole dispositive power 0; shared dispositive power 3,169,870; aggregate amount beneficially owned 3,169,870 (1.5% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Associates XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,211,566; sole dispositive power 0; shared dispositive power 7,211,566; aggregate amount beneficially owned 7,211,566 (3.4% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Associates XI, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,211,566; sole dispositive power 0; shared dispositive power 7,211,566; aggregate amount beneficially owned 7,211,566 (3.4% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Associates (EU) XI, S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 411,895; sole dispositive power 0; shared dispositive power 411,895; aggregate amount beneficially owned 411,895 (0.2% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Venture Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 123,696; sole dispositive power 0; shared dispositive power 123,696; aggregate amount beneficially owned 123,696 (0.1% of the class)
  Comment: Amounts in Rows (6), (8) and (9) include 32,751, 60,000 and 30,945 Common Shares issued upon the settlement of restricted share units ("RSUs") on January 25, 2023, March 17, 2024 and May 31, 2025, respectively; excludes 34,965 Common Shares issuable upon the settlement of RSUs that vest on May 30, 2026.
  
  The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,747,157; sole dispositive power 0; shared dispositive power 7,747,157; aggregate amount beneficially owned 7,747,157 (3.7% of the class)
  Comment: The percentage in Row (11) is based upon approximately 210,911,000 Common Shares of the Issuer outstanding as of September 30, 2025, as reported on Form 6-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 30, 2025.

## Item 1. Issuer
Name of issuer: Real Brokerage Inc
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131

## Item 2. Person Filing
Name of person filing:
This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Insight Partners (Cayman) XI, L.P., a Cayman Islands exempted limited partnership ("Cayman XI"), (ii) Insight Partners (Delaware) XI, L.P., a Delaware limited partnership ("Delaware XI"), (iii) Insight Partners XI (Co-Investors) (B), L.P., a Cayman Islands exempted limited partnership ("Co-Investors XI B"), (iv) Insight Partners XI (Co-Investors), L.P., a Cayman Islands exempted limited partnership ("Co-Investors XI"), (v) Insight Partners XI, L.P., a Cayman Islands exempted limited partnership ("IP XI" and, together with Cayman XI, Delaware XI, Co-Investors XI B and Co-Investors XI, the "Fund XI Entities"), (vi) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership ("IA XI LP"), (vii) Insight Associates XI, Ltd., a Cayman Islands exempted company ("IA XI Ltd") (viii) Insight Partners (EU) XI, S.C.Sp., a Luxembourg special limited partnership ("EU XI" and, together with the Fund XI Entities, the "XI Funds"), (ix) Insight Associates (EU) XI, S.a.r.l., a Luxembourg limited liability company ("IA EU XI"), (x) Insight Venture Management, LLC, a Delaware limited liability company ("IVM") and (xi) Insight Holdings Group, LLC, a Delaware limited liability company ("Holdings").

The general partner of each of the Fund XI Entities is IA XI LP, whose general partner is IA XI Ltd. The general partner of EU XI is IA EU XI . The sole shareholder of IA XI Ltd, IA EU XI and IVM is Holdings.
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners,1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Schedule 13G filed with the SEC on August 14, 2025).

## Signatures
- Insight Partners (Cayman) XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Partners (Delaware) XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Partners (EU) XI, S.C.Sp.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Partners XI (Co-Investors) (B), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Partners XI (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Partners XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Associates XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Associates XI, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Associates (EU) XI, S.a.r.l.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (11/13/2025)
- Insight Venture Management, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Attorney-in-Fact (11/13/2025)
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Attorney-in-Fact (11/13/2025)